

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 11, 2023

Matthew Galvanoni
Chief Financial Officer
PILGRIMS PRIDE CORP
1770 Promontory Circle
Greeley, Colorado 80634

      Re: PILGRIMS PRIDE CORP
          Registration Statement on Form S-4
          Filed December 23, 2022
          File No. 333-268974

Dear Matthew Galvanoni:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Eranga Dias at 202-551-8107 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Manufacturing